SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)*


NAME OF ISSUER:  American Industrial Properties REIT

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Ownership

CUSIP NUMBER:   026791103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    June 29, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  026791103000


1.       NAME OF REPORTING PERSON:   American Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:          888,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:     888,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                     888,000

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.785%

14.      TYPE OF REPORTING PERSON:   CO

     This Amendment No. 9 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, in connection with the ownership by American Holdings, Inc. ("AmHold") of Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended hereby to add the following:

     AmHold mailed to Shareholders of record owning 500 Shares or more a copy of a letter sent to Charles Wolcott, President of the Trust. A copy of the letter to Shareholders is attached as Exhibit I.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit I -  Letter to Charles Wolcott dated June 29, 1995.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 29, 1995

                              AMERICAN HOLDINGS, INC.



                              /s/ John W. Galuchie, Jr.
                              -------------------------
                              John W. Galuchie, Jr.
                              Executive Vice President

                                  EXHIBIT I



                                   RED ALERT
                   WHAT DANGER LURKS IN THE TRUST'S DEFAULT?
                         ONLY THE TRUST MANAGERS KNOW -
                       AND AS USUAL THEY AREN'T TALKING!



                                           June 29, 1995



Mr. Charles W. Wolcott, President
American Industrial Properties REIT
6220 North Beltline, Suite 205
Irving, Texas  75063

Dear Mr. Wolcott:

     American Holdings, Inc. ("AmHold") owns 888,000 shares of the Trust. That equates to 888,000 reasons why AmHold hopes that you and the other remaining Trust Manager, Mr. Bricker, truly do have the Trust's interests at heart. Unfortunately, if we are destined to have the past become the future the prospects for the Trust most certainly are grim.

THE FACTS, NOTHING BUT THE FACTS

     Numbers don't lie, and no matter how you tried to contort the results in the last quarterly report, the figures supported the contentions in our recent letter. Shareholders have complained that you refuse to listen to any caller who dares to disagree with your management. Like us, these Shareholders understand that A LOSS IS A LOSS. Every quarter the Trust loses money and Shareholders' equity declines. And that's a fact!

KING BRICKER AND HIS CROWN PRINCE, THE IMPERIAL TRUSTEES

     Every action you and Mr. Bricker have taken since the Trust became self managed, in our view, is designed to entrench control. You barely received the requisite majority to continue the life of the Trust, you lost the bid to emplace anti-takeover measures and you failed to be re-elected as Trustees in the fall election. Yet you arrogantly proceed to try and usurp Shareholder prerogatives. Since January of 1994, you have amended the By-laws of the Trust numerous times without the approval of the Shareholders. Each amendment served to increase management's power at the expense of Shareholders. We believe that these By-law changes are unlawful and not binding.

'BRICKER' MANSHIP

     Even given the strategic necessities of litigation we believe that you and Mr. Bricker have not adequately informed the Shareholders about the suit against the Trust's principal lender, Manufacturers Life Insurance Company ("MLI"). You have failed to explain the consequences to the Trust if the lawsuit does not succeed, a factor particularly pertinent now that MLI has accelerated the debt. You have failed to disclose any attempts you have made to avoid this serious and perhaps life threatening confrontation between the Trust and its principal lender. You claim that you are acting in the best interests of the Trust and its Shareholders. But we are concerned that this game of brinkmanship with MLI may be a scheme to leverage the Trust until it is forced into bankruptcy so that you and Mr. Bricker can eliminate Shareholder value to your own advantage.

LIES, LIES AND MORE LIES

     You have told the Shareholders over and over that you have pursued every potential proposal to refinance the Trust. Simply put, this is a lie. You have failed to respond to major investment bankers who might have submitted proposals that would have enabled the Trust to discount the MLI debt and increase equity for the benefit of every Shareholder. We are prepared to prove our position. Are you prepared to defend yours?

THE EYES OF SHAREHOLDERS ARE UPON YOU

     You and Mr. Bricker have embarked on a course which, in our view, has unduly jeopardized Shareholder interests. As you point out, there is no way of predicting how long it will take before the results are in. Assuredly, if the Trust does not prevail, the Shareholders will expect you and Mr. Bricker to answer personally for breaches of your duty of trust.

                                           Very truly yours,


                                           Paul O. Koether